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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of l934
                               (Amendment No. 2 )*

                         Warner Insurance Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   934467 10 1
                                 (CUSIP Number)

               Kathryn Pietrowiak, Esq., CIGNA Corporation, S-215
                 900 Cottage Grove Road, Hartford, CT 06152-2215
                                 (203) 726-8908

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 30, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP NO.   934467 10 1                                        PAGE 2 OF 5 PAGES
          ------------------

- --------------------------------------------------------------------------------
1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     CIGNA Corporation
     06-1059331

- --------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a)
                                                                         (b) X
- --------------------------------------------------------------------------------
3)   SEC Use Only

- --------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     OO

- --------------------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required            ( )
     Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     Delaware

                    (7)  Sole Voting Power          0
Number of           ------------------------------------------------------------
Shares
Beneficially        (8)  Shared Voting Power        1,828,898
Owned               ------------------------------------------------------------
by Each
Reporting           (9)  Sole Dispositive Power     0
Person              ------------------------------------------------------------
With
                    (10) Shared Dispositive Power   1,828,898
- --------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,828,898
- --------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                        ( )
- --------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     10.7%
- --------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     HC
- --------------------------------------------------------------------------------

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                                  SCHEDULE 13D

CUSIP NO.   934467 10 1                                        PAGE 3 OF 5 PAGES
          ------------------


- --------------------------------------------------------------------------------
1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Atlantic Employers Insurance Company
     23-2173820

- --------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a)
                                                                         (b) X
- --------------------------------------------------------------------------------
3)   SEC Use Only

- --------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     OO

- --------------------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required            ( )
     Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------

6)   Citizenship or Place of Organization
     New Jersey

                    (7)  Sole Voting Power          0
Number of           ------------------------------------------------------------
Shares
Beneficially        (8)  Shared Voting Power        1,828,898
Owned               ------------------------------------------------------------
by Each
Reporting           (9)  Sole Dispositive Power     0
Person              ------------------------------------------------------------
With
                    (10) Shared Dispositive Power   1,828,898
- --------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,828,898
- --------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                        ( )
- --------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     10.7%
- --------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     IC
- --------------------------------------------------------------------------------


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CUSIP No. 934467 10 1               13D                        Page 4 of 5 Pages
          ---------------


This Amendment No. 2 to the Schedule 13D dated March 11, 1996, as amended by Amendment No. 1 dated April 16, 1996, hereby amends Item 5 of such Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.

Item 5        Interest in Securities of the Issuer

Subsections (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a)                   As of the date hereof, Atlantic is deemed to beneficially
              own 1,828,898 Shares (including 590,625 Warrant Shares). As of the date hereof, there are 16,538,287 Shares outstanding according to information provided by the Issuer. Thus, Atlantic is deemed to beneficially own 10.7% of the outstanding Shares (including as outstanding for this purpose the 590,625 Warrant Shares).

                      As of the date hereof, CIGNA, solely by reason of its
              capacity as the ultimate corporate parent of Atlantic, is deemed to beneficially own 1,828,898 Shares (including 590,625 Warrant Shares). As of the date hereof, there are 16,538,287 Shares outstanding according to information provided by the Issuer. Thus, CIGNA, solely by reason of its capacity as the ultimate corporate parent of Atlantic, is deemed to beneficially own 10.7% of the outstanding Shares (including as outstanding for this purpose the 590,625 Warrant Shares). This ownership interest is the same as, and not in addition to, the ownership interest of Atlantic described above.

(b)                   Atlantic has the power to vote or to direct the vote of,
              dispose or direct the disposition of, all of the Shares it beneficially owns (including the Warrant Shares owned by it). CIGNA, through its indirect ownership of Atlantic, may be deemed to have shared power to vote or to direct the vote of, and dispose or direct the disposition of, all of the Shares beneficially owned by Atlantic (including the Warrant Shares owned by it).

(c)                   On April 22, 1996, Atlantic received notice from
              Software Investments Limited ("SIL") of its exercise of the option, described in Item 4 of this Schedule 13D, to purchase 50% of the Settlement Shares and 50% of the Warrant. At the closing of that transaction on April 30, 1996, SIL purchased directly from Atlantic 1,238,274 Shares at a purchase price of $3.00 per Share and a portion of the Warrant, representing the right to acquire 590,625 Warrant Shares, at a purchase price of $1.00 per Warrant Share.




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CUSIP No. 934467 10 1               13D                        Page 5 of 5 Pages
          ---------------



SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information with respect to me set forth in this statement is true, complete and correct.

Dated: May 6, 1996

                                        ATLANTIC EMPLOYERS INSURANCE COMPANY

                                        By: /s/ George D. Mulligan
                                           ---------------------------------
                                           Name:  George D. Mulligan
                                           Title: Corporate Secretary

                                        CIGNA CORPORATION

                                        By: /s/ Kathryn Pietrowiak
                                           ---------------------------------
                                           Name:  Kathryn Pietrowiak
                                           Title: Asst. Corporate Secretary